Exhibit 99(a)(13)

UCB S.A. - Allée de la Recherche 60, B-1070 Brussels

May 17, 2004

Chairman of the Executive Committee

The Directors

Celltech Group plc

208 Bath Road

Slough

Berkshire

SL 1 3WE

UK

Dear Sir,

Recommended cash offer by Lazard & Co., Limited on behalf of UCB S.A. and (in the United States) by UCB itself for Celltech Group plc (the Offer) – proposals to optionholders

We are writing to confirm the proposals which UCB will make to the holders of options under the Celltech share option schemes referred to below as soon as practicable after the date on which the Offer has become or is declared wholly unconditional, and to acknowledge that Celltech’s Remuneration Committee will waive, with effect from the time the Offer becomes or is declared wholly unconditional, all performance conditions attaching to any such options.

1.             The Celltech Group plc 2001 Discretionary Share Option Scheme (the 2001 Scheme)

UCB S.A. (UCB) will offer the opportunity to exchange options granted under the 2001 Scheme for equivalent options over shares in UCB in accordance with the rules of the 2001 Scheme (Rolled-Over Options).  This offer will be made to:

•	optionholders in the UK; and

•	optionholders in countries where compliance with local laws is, in the view of UCB, straightforward and requires no fillings;

who are employed in the merged group at the date the application for exchange is received.

The option exchange will not be offered to any US person.

Each Rolled-Over Option will continue to be governed by the rules of the 2001 Scheme, save that any performance conditions will be waived in respect of each Rolled-Over Option.

2.                                      Other share schemes and options granted under the 2001 Scheme in respect of which an optionholder does not elect for option exchange

Options held under any other share scheme in which employees of the Celltech group participate and any options granted under the 2001 Scheme in respect of which an optionholder does not elect for the option exchange referred to above will become exercisable in accordance with the rules of the relevant scheme following, if necessary, the waiver by the Celltech Remuneration Committee of all performance conditions attaching to such options.  UCB will extend the Offer to any Celltech shares acquired on the exercise of any such option.

Yours sincerely,

for and on behalf of

UCB

/s/ Georges Jacobs
Georges JACOBS
Chairman of the Executive Committee

Tel. (322) 559 99 99 - Fax (322) 559 99 00